VIA EDGAR

August 11, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amarin Corporation plc Acceleration Request for Registration Statement on Form S-3 File No. 333-273591

Acceleration Request
	Requested Date:	August 15, 2023
	Requested Time:	4:01 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Amarin Corporation plc (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 15, 2023, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Jacqueline Mercier at (617) 570-1762. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Jacqueline Mercier, by facsimile to (617) 801-8711.

If you have any questions regarding this request, please contact Jacqueline Mercier of Goodwin Procter LLP at (617) 570-1762.

Sincerely,

AMARIN CORPORATION PLC

/s/ Patrick Holt
Patrick Holt
Chief Executive Officer
Amarin Corporation plc

cc:	Jacqueline Mercier, Esq., Goodwin Procter LLP